UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Institutional Investment Manager Filing this Report:

Name:           ValueQuest/TA, LLC
Address:        18 Sewall Street
		Marblehead, MA  01945

13F File Number: 28-1699

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables are considered integral parts of this form.




SCHEDULE 13G

Amendment No.
Magellan Health Services, Inc.
Common Stock
CUSIP #559079108
Date of Event Which Requires Filing of this Statement:  Nov. 1, 1999
Item 1:  Reporting Person - ValueQuest/TA, LLC 04-2753987
Item 4:  Commonwealth of Massachusetts
Item 5:  845,100
Item 6:  None
Item 7:  935,900
Item 8:  None
Item 9:  935,900
Item 11: 2.9%
Item 12: IA

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b)


Item 1(a). Name of Issuer:

	   Magellan Health Services, Inc.

Item 1(b). Name of Issuer's Principal Executive Offices:

	   6950 Columbia Gateway Drive

	   Columbia, MD  21046

Item 2(a). Name of Person Filing:

	   ValueQuest/TA, LLC

Item 2(b). Address of Principal Business Office:

	   18 Sewall Street

	   Marblehead, MA 01945

Item 2(c). Citizenship:

	   Not applicable

Item 2(d). Title of Class of Securities:

	   Common Stock

Item 2(e). CUSIP Number:

	   559079108

Item 3(e). This statement is filed pursuant to Rule 13d-1(b)
	   and the person filing is an investment adviser in accordance with Rule 240.13d-1(b)1)(ii)(E).

Item 4.    Ownership

	   (a)  Amount beneficially owned:  935,900

	   (b)  Percent of class:  2.9%

	   (c)  Number of shares as to which the person has:

		(i)  Sole power to vote or to direct the vote: 845,100

		(ii) Shared power to vote or to direct the vote:  0

		(iii)Sole power to dispose or to direct the disposition of:  935,900

		(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.    Ownership of Five Percent or Less of a Class.

    This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
	   more than five percent of the class of securities.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

	   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	   Not applicable.

Item 8.    Identification and Classification of Members of the Group

	   Not applicable.

Item 9.    Notice of Dissolution of Group

	   Not applicable.

Item 10.   Certification

	   By signing below I certify that, to the best of my knowledge and belief,
	   the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

	   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 9, 1999

Signature:

Name/Title:Terrence B. Magrath, CEO